Exhibit 99.1

Focus Media Reports Fourth Quarter and Full Year 2007 Results
Fourth Quarter Revenue Increased by 171.4% and Net Income Increased by 45.6% Year-over-year

SHANGHAI, China, March 18, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Highlights for fourth quarter 2007:

● ●	Total revenues grew 171.4% year-over-year and 21.9% quarter-over-quarter to $184.6 million. Net income for the fourth quarter was $43.8 million or $0.34 per fully diluted ADS.

● Focus Media provides gross margin, operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) for the fourth quarter was $68.0 million or $0.52 per fully diluted ADS, exceeding company guidance of $62 million to $64 million.

● In the fourth quarter of 2007, digital out-of-home advertising revenue was $111.0 million, up 75.3% year-over-year, and 17.2% quarter-over-quarter.

■ Advertising service revenue from our commercial location network, including revenue from our LCD display networks, outdoor digital and non-digital billboard networks (also referred to as our iStreet Network) and movie theater advertising network, grew 75.9% year-over-year and 13.6% quarter-over quarter to $73.4 million.

■ Advertising service revenue from our in-store network was $6.5 million, down 17.4% year-over-year and 8.6% quarter-over-quarter, due to the relatively more competitive environment in our in-store business, mainly from CGEN Technology Company Limited. On January 2, 2008, we closed the acquisition of CGEN and this transaction strengthened our market leadership. The results for 2007 do not include the results of CGEN.

■ Advertising service revenue from our in-elevator poster frame network grew 126.4% year-over-year and 35.2% quarter-over-quarter to $31.2 million

● Mobile handset advertising revenue grew 355.8% year-over-year and 14.0% quarter-over-quarter, to $16.0 million in the fourth quarter 2007.

●	Internet advertising revenue was $57.2 million in the fourth quarter of 2007, up 34.5% quarter-over-quarter.
Highlights for the full year 2007:
■ ■	Total revenues were $506.6 million in 2007, up 139.1% as compared to $211.9 million in 2006. Operating income was $143.9 million in 2007, up 79.0% as compared to $80.4 million in 2006.

■ Net income was $144.4 million in 2007, up 73.6% compared to $83.2 million in 2006. Net income excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $190.6 million in 2007, up 95.9% compared to $97.3 million in 2006.

■ Fully diluted earnings per ADS for 2007 was $1.19, compared to $0.80 per ADS for 2006. Fully diluted earnings per ADS excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $1.57 in 2007, compared to $0.93 in 2006.

Commenting on the fourth quarter and full year 2007 results, Executive Chairman Jason Jiang said, “Fourth quarter results far exceeded our own guidance. The upside was driven by robust growth in our in-elevator poster frame business resulting from digital Frame 2.0 upgrade, strong momentum in our mobile handset advertising business, and continued strength in our Internet advertising business. We also made improvements in our Internet advertising business model to increase the gross margin from 23.0% in the third quarter 2007 to 26.4% in the fourth quarter. The results demonstrated the strong leverage built into our business model as we move forward to become the largest digital media company in China. Based on our dialogs with our large advertising clients, we strongly believe the current growth momentum in the China advertising industry will continue after the 2008 Olympic, driven by increasing domestic consumer demand for goods and services as the Chinese economy continues to expand. Our strategy of building the largest life-style digital media platform will allow Focus Media to capture a relatively larger share of this growth. I am fully committed to building Focus Media to be one of the leading digital media companies in the world.”

Dr. Tan Zhi, CEO of Focus Media, said, “2008 will be another very exciting year for Focus Media. Built on the investments and acquisitions we made during 2007, we see very strong growth momentum in all our businesses. We will continue our prudent strategy to build the largest media organization in China.”

Fourth Quarter Financial Results

For the fourth quarter of 2007, Focus Media reported total revenues of $184.6 million, an increase of 171.4% compared to $68.0 million for the fourth quarter of 2006, and an increase of 21.9% compared to $151.4 million for the third quarter of 2007.

Our total digital out-of-home advertising revenue was $111.0 million in the fourth quarter of 2007, an increase of 75.3% from $63.3 million in the fourth quarter of 2006 and a sequential increase of 17.2% from $94.7 million in the third quarter of 2007. In the fourth quarter of 2007, commercial location advertising revenue, including new businesses such as outdoor LED and movie theatre advertising, was $73.4 million, contributing 66.1% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $6.5 million, or 5.8% of total digital out-of-home advertising revenue. Advertising service revenue from our in-elevator poster frame network placed primarily in the elevators of residential complexes was $31.2 million in the fourth quarter of 2007, or 28.1% of total digital out-of-home advertising revenue.

As of December 31, 2007, the total installed base of LCD displays and digital frames in our commercial location network was 112,298 nationwide, including 107,533 displays through our directly owned networks, and 4,765 displays through our regional distributors. In the fourth quarter of 2007, we continued to expand the installed base of our hypermarkets network to 1,398 stores as of December 31, 2007. Our in-store network also covers 638 supermarkets and 2,027 convenience stores as of December 31, 2007. The number of displays installed in our in-store network increased to 49,452 as of December 31, 2007 compared to 43,315 as of September 30, 2007. The total number of non-digital frames available for sale on our poster frame network was 179,649 as of December 31, 2007. In addition, as of December 31, 2007, we had installed 10,819 digital frames on our poster frame network, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.

Mobile Advertising Business

Advertising service revenue from Focus Media Wireless in the fourth quarter of 2007 was $16.0 million, up 355.8% from $3.5 million in the fourth quarter of 2006 and 14.0% from $14.0 million in the third quarter of 2007.

Internet Advertising Business

Internet advertising service revenue was $57.2 million in the fourth quarter of 2007, up 34.5% from $42.5 million in the third quarter of 2007. Digital marketing service accounted for 90% of the total Internet advertising revenue. Rich Media, pay-for-performance and technology solutions accounted for the remaining 10%.

Gross profit for the fourth quarter of 2007 was $87.4 million, representing an increase of 92.1% compared to $45.5 million for the corresponding period a year ago and a 13.4% increase compared to $77.1 million in the third quarter 2007. In the fourth quarter 2007, gross margin for the company was 47.4%, as compared to 50.9% in the third quarter of 2007, mainly due to larger revenue contribution from our lower-gross-margin Internet advertising business and higher intangible amortization expenses resulting from acquisitions in our poster frame, mobile and Internet advertising businesses. Excluding non-cash share-based compensation expense of $0.1 million and acquisition-related intangible asset amortization expense of $10.8 million in the cost of revenues, gross margin (non-GAAP) was 53.3% in the fourth quarter of 2007 compared to 52.6% in the third quarter of 2007. In the fourth quarter of 2007, excluding non-cash share-based compensation expense and acquisition-related intangible asset amortization expense, digital out-of-home gross margin (non-GAAP) increased to 65.9% from 64.2% in the third quarter of 2007 even though our in-store network gross margin decreased significantly due to intense price competition with CGEN during the quarter; mobile handset advertising gross margin (non-GAAP) was 50.1% compared to 57.3% in the third quarter of 2007 due to upfront investments in new WAP-based business initiatives; Internet advertising gross margin (non-GAAP) was 30.1% compared to 25.2% in the third quarter.

In the fourth quarter of 2007, operating expenses totaled $43.3 million, including $6.0 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $7.2 million. Selling and marketing expenses in the fourth quarter totaled $27.8 million, including $6.0 million in acquired intangible asset amortization and $3.0 million in share compensation expense. General and administrative expense in the fourth quarter was $17.0 million, including $4.2 million in share compensation expense. Our operating margin in the fourth quarter of 2007 was 23.9%. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 37.0% in the fourth quarter 2007 compared to 36.4% in the previous quarter.

Total intangible amortization expenses in the fourth quarter of 2007 resulting from historical acquisitions were $16.9 million. Non-cash stock compensation expenses were $7.3 million in the fourth quarter of 2007, or 4.0% of total revenues. Total income taxes were $5.9 million, including $4.2 million provision for uncertain tax positions under FIN 48.

Net income for the fourth quarter of 2007 was $43.8 million, an increase of 45.6% compared to $30.1 million for the same period in 2006.  Fully diluted net income per ADS for the fourth quarter of 2007 was $0.34. Net income excluding non-cash share-based compensation expense and acquired intangible assets amortization expense resulting from acquisitions (non-GAAP) in the fourth quarter of 2007 was $68.0 million, or $0.52 per fully diluted ADS.

Fourth quarter 2007 operating cash flow was $65.4 million. Day sales outstanding (“DSO”) was 88 days in the fourth quarter. As of December 31, 2007, the company had cash and cash equivalents of $450.4 million.

Full Year 2007 Results

For the full year 2007, Focus Media reported total revenues of $506.6 million, an increase of 139.1% compared to $211.9 million in 2006.

Full year net income in 2007 was $144.4 million, up 73.6% compared with $83.2 million in 2006. Net income in 2007 excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $190.6 million compared to $97.3 million in 2006.

By the end of December 31, 2007, the company has 5,175 employees.

Other Recent Developments

Focus Media continues to strengthen our product offerings in our digital out-of-home advertising business. In December 2007, we launched the first large-size LED digital outdoor billboard, a 1500 square foot LED digital billboard on a boat navigating roundtrip along the bund area in Shanghai.

Also in January 2008, we closed the acquisition of CGEN Technology Company Limited, a leading operator of in-store digital advertising network in China. With this acquisition, Focus Media has significantly expanded coverage of its digital advertising displays in large chain stores in China.

In March 2008, Dr. Tan Zhi was appointed as Chief Executive Officer of Focus Media. Jason Jiang will remain as Executive Chairman of Focus Media and will continue to spend full-time at Focus Media and be in charge of Focus Media’s Internet advertising, mobile handset advertising and other emerging new media opportunities.

BUSINESS OUTLOOK

Based on organic growth, the company estimates its total revenues for full year 2008 to range from $900 million to $930 million, of which digital out-of-home is expected to contribute approximately 63%, Internet advertising is expected to contribute approximately 31%, and mobile handset advertising is expected to contribute approximately 6%. Net income of full year 2008 excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $280 million to $300 million, taking into consideration a 15% effective income tax rate after certain government tax incentives and rebates, or $2.06 to $2.21 per fully diluted ADS based on 136 million annual average total ADS equivalent shares outstanding. In accordance with SFAS No. 123R, the company estimates total share-based compensation expenses in 2008 will be approximately $35 million based on stock options that have been granted as of February 28, 2008. The company expects approximately $50 million in acquisition-related intangible amortization expenses in 2008 including CGEN acquisition, subject to the finalization of the purchase price allocation for recent acquisitions.

The company expects its capital expenditure for 2008 to be approximately $50 million, mainly for the digital Frame 2.0 upgrade and expansion in both of our residential and commercial networks and digital LED investment in our outdoor LED business.

The company estimates its total revenues for the first quarter of 2008 will range from $160 million to $165 million. First quarter 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $44 million and $45 million or $0.33 to $0.34 per fully diluted ADS based on 133 million average total ADS equivalent shares outstanding.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except share data)
(Unaudited)

	3 months ended December 31, 2007				3 months ended September 30, 2007
	GAAP	GAAPadjustments		Non-GAAP	GAAP	GAAPadjustments		Non-GAAP
		(a )	(b )			(a )	(b )
Gross profit
Commercial location network	47,356	126	3,089	50,571	41,764	288	566	42,618
In-store network	(981)	—	—	(981)	1,255	—	—	1,255
Poster frame network	19,773	—	3,830	23,603	16,407	—	571	16,978
Digital out-of-home	66,148	126	6,919	73,193	59,426	288	1,137	60,851

Mobile Handset Advertising Network	6,269	—	1,741	8,010	7,880	—	163	8,043
Internet Advertising	15,076	—	2,165	17,241	9,793	—	926	10,719
Others	(63)	—	—	(63)	(4)	—	—	(4)
Total	87,430	126	10,825	98,381	77,095	288	2,226	79,609

Gross margin
Commercial location network	64.5%	0.2%	4.2%	68.9%	64.7%	0.4%	0.9%	66.0%
In-store network	-15.2%	0.0%	0.0%	-15.2%	17.7%	0.0%	0.0%	17.7%
Poster frame network	63.4%	0.0%	12.3%	75.7%	71.1%	0.0%	2.5%	73.6%
Digital out-of-home	59.6%	0.1%	6.2%	65.9%	62.7%	0.3%	1.2%	64.2%

Mobile Handset Advertising Network	39.2%	0.0%	10.9%	50.1%	56.2%	0.0%	1.2%	57.3%
Internet Advertising	26.4%	0.0%	3.8%	30.1%	23.0%	0.0%	2.2%	25.2%
Others	-20.3%	0.0%	0.0%	-20.3%	-3.4%			-3.4%
Total	47.4%	0.1%	5.9%	53.3%	50.9%	0.2%	1.5%	52.6%

(a)	To adjust share-based compensation expenses

(b)	To adjust amortization of acquisition related intangible assets

	Three months ended			Year ended
	2007-12-31	2006-12-31	2007-9-30	2007-12-31	2006-12-31
GAAP net income attributable to
shareholders	$43,816	$30,088	$46,613	$144,436	$83,197
Amortization of acquired intangible assets	16,862	1,704	3,287	24,753	5,774
Share-based compensation	7,338	3,436	4,679	21,453	8,368

Non-GAAP net income	$68,016	$35,228	$54,579	$190,642	$97,339

GAAP income per ADS — basic	$0.35	$0.28	$0.38	$1.22	$0.82

GAAP income per ADS — diluted	$0.34	$0.27	$0.37	$1.19	$0.80

Non-GAAP income per ADS — basic	$0.54	$0.33	$0.45	$1.61	$0.96

Non-GAAP income per ADS — diluted	$0.52	$0.32	$0.43	$1.57	$0.93

Shares used in calculating basic GAAP /Non-GAAP income per ADS	125,710,757	106,528,150	122,250,042	118,077,479	101,082,216

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	129,831,533	109,915,074	126,370,818	121,665,290	104,307,276

GAAP income from operations	$44,125	$28,409	$47,122	$143,855	$80,378
Amortization of acquired intangible assets	16,862	1,704	3,287	24,753	5,774
Share-based compensation	7,338	3,436	4,679	21,453	8,368

Non-GAAP income from operations	$68,325	$33,549	$55,088	$190,061	$94,520

Non-GAAP operating margin	37.0%	49.3%	36.4%	37.5%	44.6%

TODAY’S CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year 2007 results at 9:00 p.m. U.S. Eastern Time on March 18, 2008 (6:00 p.m. U.S. Pacific Time on March 18, 2008 and 9:00 a.m. Beijing/Hong Kong Time on March 19, 2008). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1- 800-237-9752, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-847-8706; Pass code: 38373357.

A replay of the call will be available from March 18, 2008 until March 25, 2008 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 52636178.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, Focus Media’s digital out-of-home advertising network had approximately 112,298 LCD display in its commercial location network, approximately 49,452 LCD displays in its in-store network and 179,649 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2007-12-31	2006-12-31
ASSETS
Current assets
Cash and cash equivalents	$450,416	$164,611
Investment in equity securities	90,145	—
Accounts receivables, net	206,102	61,614
Inventories	1,654	519
Prepaid expenses and other current assets	62,193	5,199
Deposit paid for acquisition of subsidiaries	37,094	3,526
Amount due from related parties	4,510	7,853
Rental deposits	28,763	—

Total current assets	$880,877	$243,322
Rental deposits	5,302	11,833
Equipment, net	95,478	70,250
Acquired intangible assets, net	155,717	34,717
Goodwill	943,398	739,744
Other long term assets	58,184	6,376
Total assets	$2,138,956	$1,106,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term debt	$—	$2,769
Accounts payable	50,379	5,987
Accrued expenses and other current liabilities	190,313	38,674
Income taxes payable	18,947	4,060
Amount due to related parties	12,395	347
Deferred tax liabilities	1,227	—
Total current liabilities	$273,261	$51,837
Deferred tax liabilities	6,393	3,303

Total liabilities	$279,654	$55,140
Minority interests	1,913	358
Shareholders’ equity
Ordinary shares	32	27
Additional paid in capital	1,581,580	709,196
Acquisition consideration to be issued	—	237,879
Retained earnings	239,163	96,195
Accumulated other comprehensive income	36,614	7,447
Total shareholders’ equity	$1,857,389	$1,050,744

Total liabilities and shareholders’ equity	$2,138,956	$1,106,242

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Year ended
	2007-12-31	2006-12-31	2007-9-30	2007-12-31	2006-12-31
Gross revenues (note 3):
Digital out-of-home
Commercial locations	$80,128	$46,253	$70,173	$240,587	$145,702
In-store network	7,150	8,655	7,813	30,287	29,710
In-elevator poster frame network	34,079	15,113	25,121	93,401	44,893
Mobile handset advertising	16,606	3,714	14,627	48,521	10,880
Internet advertising	59,318	—	44,234	129,970	—
Other revenue	310	1,152	117	1,113	1,932

Total gross revenues	197,591	74,887	162,085	543,879	233,117
Less: Sales taxes	13,039	6,891	10,693	37,320	21,212

Total revenues	184,552	67,996	151,392	506,559	211,905

Cost of revenues (note 4):
Digital out-of-home
Commercial locations	26,034	11,719	22,825	79,625	42,836
In-store network	7,456	5,123	5,832	23,502	18,106
In-elevator poster frame network	11,419	3,851	6,656	28,086	13,621
Mobile handset advertising	9,725	1,428	6,145	23,193	6,052
Internet advertising	42,115	—	32,718	93,238	—

Total advertising service costs	96,749	22,121	74,176	247,644	80,615
Other costs	373	373	121	797	765

Total cost of revenues	97,122	22,494	74,297	248,441	81,380

Gross profit	87,430	45,502	77,095	258,118	130,525
Operating expenses:
General and administrative (note 4)	17,032	9,074	12,095	49,456	25,723
Selling and marketing (note 4)	27,810	9,195	19,081	69,931	25,762
Other operating income	(1,537)	(1,176)	(1,203)	(5,124)	(1,338)
Total operating expenses	43,305	17,093	29,973	114,263	50,147

Income from operations	44,125	28,409	47,122	143,855	80,378
Interest income, net	3,530	1,692	1,595	9,752	4,255
Other income (expenses), net	2,523	367	5	2,568	(287)

Income before tax and minority interests	50,178	30,468	48,722	156,175	84,346

Income tax expense
- Current	5,916	623	2,063	11,763	1,107
- Deferred	(267)	(252)	46	(719)	(63)
Total income taxes	5,649	371	2,109	11,044	1,044

Income before minority interests	44,529	30,097	46,613	145,131	83,302
Minority Interests	713	9	—	695	105

Net income	43,816	$30,088	$46,613	$144,436	$83,197
Income per ADS — basic	$0.35	$0.28	$0.38	$1.22	$0.82

Income per ADS — diluted	$0.34	$0.27	$0.37	$1.19	$0.80

Shares used in calculating basic income per ADS	125,710,757	106,528,150	122,250,042	118,077,479	101,082,216

Shares used in calculating diluted income per ADS	129,831,533	109,915,074	126,370,818	121,665,290	104,307,276

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Year ended
	2007-12-31	2006-12-31	2007-12-31	2006-12-31
Operating activities:
Net income	$43,816	$30,088	$144,436	$83,197
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	713	9	695	105
Bad debt provision	920	447	3,655	1,845
Share based compensation	7,338	3,436	21,453	8,368
Depreciation and amortization	6,223	3,893	19,444	13,737
Amortization of acquired intangible assets	16,862	1,704	24,753	5,774
Changes in assets and liabilities, net of effects of acquisitions	(10,435)	7,543	(51,591)	(19,671)

Net cash provided by operating activities	$65,437	$47,120	$162,845	$93,355

Investing activities:
Purchase of equipment and other long term assets	(18,852)	(9,574)	(55,776)	(22,878)
Acquisition of an intangible asset	—	(6,403)	(105)	(6,403)
Purchase of subsidiaries, net of cash acquired	(34,041)	(1,455)	(88,481)	(124,063)
Deposits paid to acquire subsidiaries	(15,796)	(691)	(106,068)	(3,710)
Issuance of loan receivables	(30,000)	—	—	—
Sales /(purchase) of available-for-sale securities	(38,632)	35,000	(88,178)	35,000
Disposal of an investment	—	60	—	60

Net cash used in investing activities	$(137,321)	$16,937	$(338,608)	$(121,994)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	326,272	3,609	447,005	157,998
Proceeds from short-term debts	—	—	—	24,598
Capital injection from minority shareholders	—	77	137	326
Repayment of short-term debts	—	—	(4,166)	(29,402)

Net cash provided by financing activities	$326,272	$3,686	$442,976	$153,520

Effect of exchange rate changes	5,785	1,759	18,592	3,077

Net (decrease) increase in cash and cash equivalents.	$260,173	$69,502	$285,805	$127,958
Cash and cash equivalents, beginning of period	190,243	95,109	164,611	36,653

Cash and cash equivalents, end of period	$450,416	$164,611	$450,416	$164,611

Supplemental disclosure of cash flow information:
Income taxes paid	$211	$124	$1,247	$154

Interest paid	$8	$—	$14	$245

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$—	$—	$166,050	$365,660
Accounts payable	$16,935	$4,507	$16,935	$4,507

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.3046 on December 28, 2007.
Note 3:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Year ended
	2007-12-31	2006-12-31	2007-9-30	2007-12-31	2006-12-31
Gross Advertising Service
Revenue:
Digital out-of-home:

Commercial locations
- Unrelated parties	80,021	$42,671	$70,091	238,119	$130,258
- Related parties	107	3,582	82	2,468	15,444

Total Commercial Locations	80,128	46,253	70,173	240,587	145,702

In-store Network
- Unrelated parties	7,150	7,713	7,813	28,986	25,330
- Related parties	—	942	—	1,301	4,380

Total in-store network	7,150	8,655	7,813	30,287	29,710

In-elevator Poster Frame Network
- Unrelated parties	34,025	15,113	25,029	93,157	44,893
- Related parties	54	—	92	244	—
Total In-elevator Poster Frame Network	34,079	15,113	25,121	93,401	44,893
Mobile handset advertising

- Unrelated parties	16,606	3,714	14,592	48,407	10,880
- Related parties	—	—	35	114	—

Total mobile handset advertising	16,606	3,714	14,627	48,521	10,880

Internet advertising

- Unrelated parties	58,965	—	43,552	128,830	—
- Related parties	353	—	682	1,140	—

Total internet advertising	59,318	—	44,234	129,970	—

Gross Advertising Services Revenue:	197,281	73,735	161,968	542,766	231,185
Less: Sales taxes:
Digital out-of-home:
Commercial locations:	6,738	4,529	5,584	19,904	13,641
In-store Network	675	819	726	2,843	2,803
In-elevator Poster Frame Network	2,887	1,338	2,058	7,929	3,989
Mobile handset advertising	612	205	602	1,612	779
Internet advertising	2,127	—	1,723	5,032	—

Total sales taxes:	13,039	6,891	10,693	37,320	21,212

Net Advertising Service Revenue	184,242	66,844	151,275	505,446	209,973
Add: Other revenue:	310	1,152	117	1,113	1,932

Net revenues:	$184,552	$67,996	$151,392	$506,559	$211,905

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Year ended
	2007-12-31	2006-12-31	2007-9-30	2007-12-31	2006-12-31
Cost of revenues	$126	$147	$288	$979	$147
Selling and marketing	3,005	1,202	2,017	9,524	2,090
General and administrative	4,207	2,087	2,374	10,950	6,131

Sub-total	$7,338	$3,436	$4,679	$21,453	$8,368

Note 5: The Company has performed preliminary purchase price allocation on their acquisition made in 2007 based on an internal valuation performed by management.  The purchase price allocation will be finalized once management has assessed the pending results of independent third party valuations.

Note 6: The earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	3 months ended December 31, 2007				3 months ended September 30, 2007
	GAAP	GAAPadjustments		Non-GAAP	GAAP	GAAPadjustments		Non-GAAP
		(a )	(b )			(a )	(b )
Gross profit
Commercial location network	47,356	126	3,089	50,571	41,764	288	566	42,618
In-store network	(981)	—	—	(981)	1,255	—	—	1,255
Poster frame network	19,773	—	3,830	23,603	16,407	—	571	16,978
Digital out-of-home	66,148	126	6,919	73,193	59,426	288	1,137	60,851

Mobile Handset Advertising Network	6,269	—	1,741	8,010	7,880	—	163	8,043
Internet Advertising	15,076	—	2,165	17,241	9,793	—	926	10,719
Others	(63)	—	—	(63)	(4)	—	—	(4)
Total	87,430	126	10,825	98,381	77,095	288	2,226	79,609

Gross margin
Commercial location network	64.5%	0.2%	4.2%	68.9%	64.7%	0.4%	0.9%	66.0%
In-store network	-15.2%	0.0%	0.0%	-15.2%	17.7%	0.0%	0.0%	17.7%
Poster frame network	63.4%	0.0%	12.3%	75.7%	71.1%	0.0%	2.5%	73.6%
Digital out-of-home	59.6%	0.1%	6.2%	65.9%	62.7%	0.3%	1.2%	64.2%

Mobile Handset Advertising Network	39.2%	0.0%	10.9%	50.1%	56.2%	0.0%	1.2%	57.3%
Internet Advertising	26.4%	0.0%	3.8%	30.1%	23.0%	0.0%	2.2%	25.2%
Others	-20.3%	0.0%	0.0%	-20.3%	-3.4%			-3.4%
Total	47.4%	0.1%	5.9%	53.3%	50.9%	0.2%	1.5%	52.6%

(a)	To adjust share-based compensation expenses

(b)	To adjust amortization of acquisition related intangible assets

	Three months ended			Year ended
	2007-12-31	2006-12-31	2007-9-30	2007-12-31	2006-12-31
GAAP net income attributable to
shareholders	$43,816	$30,088	$46,613	$144,436	$83,197
Amortization of acquired intangible assets	16,862	1,704	3,287	24,753	5,774
Share-based compensation	7,338	3,436	4,679	21,453	8,368

Non-GAAP net income	$68,016	$35,228	$54,579	$190,642	$97,339

GAAP income per ADS — basic	$0.35	$0.28	$0.38	$1.22	$0.82

GAAP income per ADS — diluted	$0.34	$0.27	$0.37	$1.19	$0.80

Non-GAAP income per ADS — basic	$0.54	$0.33	$0.45	$1.61	$0.96

Non-GAAP income per ADS — diluted	$0.52	$0.32	$0.43	$1.57	$0.93

Shares used in calculating basic GAAP /Non-GAAP income per ADS	125,710,757	106,528,150	122,250,042	118,077,479	101,082,216

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	129,831,533	109,915,074	126,370,818	121,665,290	104,307,276

GAAP income from operations	$44,125	$28,409	$47,122	$143,855	$80,378
Amortization of acquired intangible assets	16,862	1,704	3,287	24,753	5,774
Share-based compensation	7,338	3,436	4,679	21,453	8,368

Non-GAAP income from operations	$68,325	$33,549	$55,088	$190,061	$94,520

Non-GAAP operating margin	37.0%	49.3%	36.4%	37.5%	44.6%